Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2016

May 30, 2016

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2016

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 30, 2016, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended March 31, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is a global EdTech company that is ‘Changing the way the world learns English’, developing and marketing products for learners of English through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers English language educators to easily transition from traditional teaching methods to digital learning.

The Company provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (Lingo Learning”). ELL Technologies provides online training and assessment for English language learning. Lingo Learning is a print-based publisher of English language learning textbook programs in China.

Lingo Media has formed successful relationships with key government and industry organizations internationally, with a particularly strong presence in Latin America and China, and continues to both extend its global reach and expand its product offerings.

Operational Highlights

●	Online English Language Learning:

☑	completed the development of ELL Studio, a speech recognition and practice pronunciation mobile app that enables learners to practise their spoken English skills anywhere, any time

☑	expanding Latin America sales channel with strategic hire, Luis Ortiz with more than 20 years of experience where he has been instrumental in delivering significant sales growth in Latin America

☑

entered into a distribution partnership with Telefonica Educacion Digital S.L.U., which has been granted the rights to market, sell and distribute ELL Technologies’ full product suite of English language training products in Peru

●	Print-Based English Language Learning:

☑	Continue to expand the market for PEP Primary English and Starting Line programs with People’s Education Press.

Corporate Highlights

☑	Subsequent to the year end, loan payable of $580,000 were paid in full

In 2016, our strategy continues its focus on transitioning more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers.

As a result of strategic reorganization and realignment of the business, as of September 30, 2015, we had integrated Speak2Me Inc., Parlo Corporation and ELL Technologies Ltd. into one business segment, ELL Technologies, and now operate only two business segments. Our web-based online English language learning division is ELL Technologies Ltd. (“ELL Technologies”) and our print-based English language learning textbook publishing division is Lingo Learning Inc. (“Lingo Learning”).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master and Business, in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2016 product development achievements to date, we have:

●	completed the development of ELL Studio
●	continuing to advance development of English Academy
●	initiated development of Phase 2 of our learning management system
●	continuing to add content and resources to our digital library for SENA in Colombia

All of our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 550 million units from its library of program titles.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Overall Performance

During the period ended March 31, 2016, Lingo Media recorded revenues of $756,858 as compared to $651,627 in 2015 an increase of 16%. Net profit was $50,829 as compared to $225,429 in 2015. Total comprehensive income was $111,788 as compared to $146,598 in 2015. At the same time, the Company’s selling general and administrative costs was $204,701, a 21% decrease compared to $260,184 in 2015. Lingo Media recorded share-based payments of $nil as compared to $29,239 in 2015. In addition, cash used in operations during the period was $251,209 as compared to $98,694 in 2015.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	5

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $677,719 for the period, compared to $606,381 in 2015, an increase of 12%. This increase in sales is due to the Company maximizing its sales efforts related to its ELL Technologies’ redesigned suite of products. Since 2012, the Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies suite of products including Winnie’s World, English Academy, Scholar, Campus Master and Business. The redesign has been completed and full sales efforts have resumed and recorded a 12% increase in revenue in the 2016 as compared to 2015.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $79,139 in 2016 compared to $45,246 in 2015 from People’s Education & Audio Visual Press, an increase of 75%. This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives as well as the distribution of the Scholar series.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at March 31, 2016 Lingo Media had working capital of $1,946,604 compared to a working capital deficiency of $296,896 as at March 31, 2015. Total comprehensive income for the period ended March 31, 2016 was $111,787 compared to $146,598 for the period ended March 31, 2015.

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Financial Highlights

	2016	2015		2014
Revenue
Print-Based English Language Learning	$79,139		$45,246	$56,123
Online English Language Learning	677,719		606,381	179,928
	756,858		651,627	236,051
Net Profit / (Loss) for the Period	50,829		225,429	(52,866)
Total Comprehensive Income / (Loss)	111,787		146,598	(181,565)
Earnings per Share	$0.00		$0.01	$(0.00)
Total Assets	5,944,804		2,795,301	2,150,094
Working Capital / (Deficit)	1,986,324		(296,896)	(740,578)
Cash (Used)/Provided - Operations	$(251,209)	$	(98,694)	$105,181

The Company had cash on hand as at March 31, 2016 of $121,208 (2015 - $87,615) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

During the period, Lingo Media earned $677,719 in online licensing sales revenue as compared to $606,381 in 2015. This revenue increase from online English Language Learning is a result of the Company resuming its sales efforts related to its ELL Technologies suite of products. The Company has completely redesigned the user interface, learning management system and the multi-browser delivery system for desktops and tablets for its ELL Technologies product suite including Winnie’s World, English Academy, Scholar, Campus Master and Business. The product overhaul has been completed and full sales efforts resumed in 2015 and recorded a 12% increase in online English language learning revenue in 2016 as compared to 2015.

Revenues from Print-Based English language learning for the period were $79,139 compared to $45,246 in 2015. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $250,422 compared to $260,184 in 2015. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from $166,916 in 2015 to $49,155 in 2016 primarily due to the reduction in administration expenses. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

For the Period Ended March 31	2016	2015
Sales, marketing & administration	$3,814	$28,586
Consulting fees and salaries	64,319	99,396
Travel	6,564	3,976
Premises	12,031	29,879
Shareholder services	11,411	23,299
Professional fees	5,381	14,280
Less: Grants	(54,365)	(32,500)
	$49,155	$166,916

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	7

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $182,467 for the year compared to $93,268 in 2015. Selling, general and administrative costs for this business unit increased in 2016 as compared to 2015, which included an increase of corporate development services.

For the Period Ended March 31	2016	2015
Sales, marketing & administration	$24,347	$51,579
Consulting fees and salaries	12,716	20,571
Travel	13,730	1,719
Premises	12,000	12,000
Shareholder services	76,187	7,399
Professional Fees	16,566	-
	$155,546	$93,268
Total Selling, General and Administrative Expenses	$204,701	$651,627

Net Income

Total comprehensive income for the Company was $111,787 for the period ended March 31, 2016 as compared to $146,598 in 2015. These incomes can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2016	2015
Revenue	$677,719	$606,381
Expenses:
Direct costs	35,256	38,804
General & administrative	155,546	93,268
Amortization of property & equipment	38	1,134
Amortization of development costs	224,288	180,041
Income taxes and other taxes	328	-
	415,456	313,247
Segmented Profit /(Loss) - Online ELL	$262,263	$293,134

Print-Based ELL	2016	2015
Revenue	$79,139	$45,246
Expenses:
Direct costs	22,965	20,475
General & administrative	49,155	166,916
Amortization of property & equipment	1,406	584
Income taxes and other taxes	12,346	7,151
	85,872	195,126
Segmented Loss – Print-Based ELL	$(6,733)	$(149,880)

Other
Foreign exchange	$(186,544)	$159,743
Interest and other financial expenses	(18,157)	(48,329)
Share based payment	-	(29,239)
Other comprehensive income	60,958	(78,831)
	(143,743)	3,344
Total Comprehensive Income / (Loss)	$111,787	$146,598

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	8

Foreign Exchange

The Company recorded foreign exchange loss of $186,544 as compared to a gain of $159,743 in 2015, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $nil compared to $29,239 during 2015.

Net Profit / (Loss) for the Period

The Company reported a net profit of $50,829 for the period as compared to $225,429 in 2015.

Total Comprehensive Income / (Loss)

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain/ (loss). The Company reported a total comprehensive income of $111,787 for the period ended March 31, 2016, as compared to $146,598 in 2015.

Summary of Quarterly Results

	Q2-15	Q3-15	Q4-15	Q1-16
Revenue	$1,749,659	$1,203,201	$1,276,248	$756,858
Income / (Loss) Before Taxes and Other Comp Income	1,115,675	694,300	793,683	63,503
Total Comprehensive Income / (Loss)	993,552	631,730	602,819	111,788
Income / (Loss) per Basic and Diluted Share	0.04	0.03	0.02	0.00
	Q2-14	Q3-14	Q4-14	Q1-15
Revenue	$877,879	$222,468	$1,176,066	$651,627
Income / (Loss) Before Taxes and Other Comp Income	339,769	(169,200)	286,673	232,580
Total Comprehensive Income / (Loss)	200,534	(255,659)	344,096	146,598
Income / (Loss) per Basic and Diluted Share	0.01	(0.01)	0.01	$0.01

Liquidity and Capital Resources

As at March 31, 2016, the Company had cash of $121,208 compared to $87,615 in 2015. Accounts and grants receivable of $2,581,899 were outstanding at the end of the period compared to $1,371,256 in 2015. With 36% of the receivables from PEP and the balance due from ELL customers with a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $3,193,523 (2015 - $1,578,612) with current liabilities of $1,207,198 (2015 - $1,875,508) resulting in working capital of $1,986,324 (2015 - working capital deficit of $296,896).

The Company receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

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The Company has access to working capital through either an equity private placement financing or a debt financing, if required to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2016	$86,354
2017	123,515
2018	121,750
2019	123,258
2020	123,258
Thereafter	22,430

Transactions with Related Parties

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $5,400 (2015 - $nil, 2014 - $nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $82,500 (2015 – $91,936) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. $291,724 is deferred and included in accounts payable.

At March 31, 2016, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2015 - $480,000) bearing interest at 9% per annum. Interest expense related to these loans is $10,800 (2015 - $10,981).

Additional Disclosure

Intangibles

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	7,781,611	1,477,112	-	9,258,723
Additions	234,843	-	143,080	377,923
Effect of foreign exchange	13,355	-	-	13,355
Cost, March 31, 2015	8,029,809	1,477,112	143,080	9,650,001
Additions	548,102	-	1,145,415	1,693,517
Effect of foreign exchange	53,095	-	-	53,095
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	188,735		412,981	601,716
Effect of foreign exchange	(26,651)			(25,651)
Cost, March 31, 2016	$8,794,090	$1,477,112	$1,701,476	$11,972,678

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	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2015	7,053,835	1,357,290	-	8,411,126
Charge for the period	105,407	72,844	1,790	180,041
Effect of foreign exchange	7,796	-	-	7,795
Accumulated depreciation, March 31, 2015	7,167,038	1,430,134	1,790	8,598,962
Charge for the period	404,959	46,978-	89,742	541,679
Effect of foreign exchange	50,228	-	-	50,229
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	141,962
Effect of foreign exchange	(15,446)
Accumulated depreciation, March 31, 2016	$7,748,742	$1,477,112	$164,387	$9,390,241
Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, March 31, 2016	$1,045,347	-	$1537,089	$2,582,437

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

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Property and Equipment

Cost, January 1, 2015	173,679
Additions	2,769
Effect of foreign exchange	2,816
Cost, March 31, 2015	$179,264
Additions	10,512
Disposal	(5,000)
Effect of foreign exchange	3,645
Cost, December 31, 2015	188,421
Additions	2,022
Effect of foreign exchange	(2,061)
Cost, March 31, 2016	$188,182
Accumulated depreciation, January 1, 2015	148,873
Charge for the period	1,718
Effect of foreign exchange	2,641
Accumulated depreciation, March 31, 2015	$153,232
Charge for the period	6,861
Disposal	(4,046)
Effect of foreign exchange	3,495
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	1,444
Effect of foreign exchange	(2,030)
Accumulated depreciation, March 31, 2016	$158,956

Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, March 31, 2016	$29,226

Risk Factors

Business Risk and Uncertainties

We are subject to a number of risks and uncertainties that can significantly affect our business, financial condition and future financial performance, as described below. In particular, there remain significant uncertainties in capital markets impacting the availability of equity financing. While these uncertainties in capital markets do not have a direct impact on our ability to carry out our business, the Company may be impacted should it become more difficult to gain access to capital when and if needed. These risks and uncertainties are not necessarily the only risks the Company faces. Additional risks and uncertainties that are presently unknown to the Company may adversely affect our business.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity approximately by $139,000 (2015 - $130,560) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at March 31, 2016 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2016 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	1,270	-	203
Accounts receivable	1,846,353	-	10,254
Accounts payable	49,021	-	-

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Liquidity Risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2016, the Company had cash of $121,208, accounts and grants receivable of $2,581,899 and prepaid and other receivables of $490,416 to settle current liabilities of $1,207,198.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2016, the Company has outstanding receivables of $2,581,899. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time and is offset to other operating expenses.

Retention or Maintenance of Key Personnel

Although Lingo Media’s management has made efforts to align the interests of key employees with the Company by, among other things, granting equity interests to its operations personnel with vesting schedules tied to continued employment, there is no assurance that Lingo Media can attract or retain key personnel in a timely manner as the need arises. Failure to have adequate personnel may materially compromise the ability of the Company to operate its business.

Disclosure of Outstanding Share Data

As of May 30, 2016, the followings are outstanding:

Common Shares – 34,450,009

Warrants –             Nil

Stock Options –    3,138,335

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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